Shanda Receives Most Awards at the
4th Annual China Game Industry Conference

Shanghai, China—January 22, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it received a total of 16 awards at the 4th Annual China Game Industry Conference. Among the awards received, Shanda was awarded The Best Game Operator in China, and its Chief Executive Officer, Mr. Tianqiao Chen, was recognized as The Most Influential Figure in China’s Game Industry.

The 4th Annual China Game Industry Conference, which was held from January 15 through January 17, 2008 in Suzhou, China, was organized by the Publishers Association of China, and supported by the General Administration of Press and Publication (GAPP) and the Ministry of Information Industry (MII). Awards from the China Game Conference are considered the most prestigious awards in China’s online game industry.

The full list of the awards Shanda received at the 4th Annual China Game Industry Conference follows:

•	The Best Game Operator in China: Shanda Interactive Entertainment

•	Top Ten Game Developers in China: Shanda Interactive Entertainment

•	Most Influential Figures in China’s Game Industry: Tianqiao Chen (No. 1), Jun Tang (No. 8)

•	Top Ten Most Popular Online Games in China: Maple Story

•	Top Ten Most Popular Domestic Online Games in China: The World of Legend

•	Top Ten Most Popular Casual Games in China: Maple Story, BNB

•	Best Operation Platforms for Casual Games: Hao Fang Gaming Platform, Bian Feng Online Games

•	2008 Most Anticipated Online Game in China: Changchun Online

•	Overseas Development Awards for Domestic Games: Shengqu Information Technology (Shanghai) Co., Ltd.

•	Best Original Mobile Phone Games in China: Mobile phone version of The World of Legend, Romance of Three Kingdoms III

•	Best Service Providers in China’s Game Industry: Shanghai Shengyue Advertising Co., Ltd.

•	Top Ten Most Innovative Game Enterprises in China: Beijing Digital-Red Technology Co., Ltd.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

For more information, please contact:

Shanda Interactive Entertainment Ltd.

Maggie Yun Zhou

Investor Relations Manager

Tel: +86-21-5050-4740 (Shanghai)

Email: IR@shanda.com.cn

CCG Elite

Crocker Coulson

Tel: +1-310-231-8600 (USA)

Email: crocker.coulson@ccgir.com

Elaine Ketchmere

Tel: +1-310-231-8600 (USA)

Email: elaine.ketchmere@ccgir.com